Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,
	2012	2011
Income from continuing operations	118,677,000	100,740,000
Income from discontinued operations	0	(599,000)

Net Income	$118,677,000	$100,141,000

Basic weighted average shares outstanding	100,068,360	116,817,327
Diluted weighted average shares outstanding	101,260,292	119,014,152

Basic net income per share:
Continuing operations	$1.19	$0.87
Discontinued operations	0.00	(0.01)

Total basic net income per share	$1.19	$0.86

Diluted net income per share:
Continuing operations	$1.17	$0.85
Discontinued operations	0.00	(0.01)

Total diluted net income per share	$1.17	$0.84